Exhibit 99.1

Passing of Genmab A/S’ Annual General Meeting

Company Announcement

●	At Genmab A/S’ Annual General Meeting held today March 29, 2023, the Annual Report for 2022 was approved
●	Discharge was given to the Board of Directors and the Executive Management and the year’s profit was carried forward
●	The 2022 Compensation Report was approved
●	Six members of the Board of Directors were re-elected
●	PricewaterhouseCoopers was re-elected as auditor of the Company
●	The proposals from the Board of Directors on the Board of Directors' remuneration for 2023, the proposals on the amended Remuneration Policy and the proposal to acquire treasury shares were adopted

COPENHAGEN, Denmark; March 29, 2023 – Genmab A/S (Nasdaq: GMAB) held its Annual General Meeting, today at the Copenhagen Marriott Hotel, Copenhagen, Denmark. At the meeting, Deirdre P. Connelly, Chair of the Board of Directors gave – on behalf of the Board of Directors – a report on the Company’s activities during the past year. Chief Executive Officer Dr. Jan van de Winkel presented the Company’s plans for 2023, and Chief Financial Officer Mr. Anthony Pagano presented the Annual Report for 2022 endorsed by the auditors. The report was approved, and discharge was given to the Board of Directors and the Executive Management.

It was decided that the year’s profit of DKK 5,522 million be carried forward by transfer to retained earnings, as stated in the Annual Report.

The 2022 Compensation Report was approved.

Ms. Deirdre P. Connelly, Ms. Pernille Erenbjerg, Mr. Rolf Hoffmann, Dr. Paolo Paoletti, Dr. Anders Gersel Pedersen and Ms. Elizabeth O’Farrell were re-elected to the Board of Directors for a one-year period.

PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab was re-elected as the Company’s auditor.

The General Meeting adopted the proposals from the Board of Directors, as follows:

●	The proposal to adopt the Board of Directors’ remuneration for 2023.

●	The proposals to adopt an amended Remuneration Policy for the Board of Directors and the Executive Management.

●	The proposal to authorize the Board of Directors to mandate the Company to acquire treasury shares up to a nominal amount of DKK 500,000.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 17
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Passing of Genmab A/S’ Annual General Meeting

biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 17
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122